May 9, 2011

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Ms. Catherine T. Brown

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-158966, as amended, of Wise Sales, Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, May 10, 2011, at 4:00 p.m.., Eastern Time, or as soon thereafter as practicable.

The Registrant acknowledges that  (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with regard to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may no t assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (262) 886-6328 with any questions regarding this matter.

Very truly yours, WISE SALES, INC.

By:	/s/ Kurt Wise
Name: Title:	Kurt Wise President, Chief Financial Officer and Principal Accounting Officer